EARLY WARNING REPORT

PART 3 OF NATIONAL INSTRUMENT 62-103

The Early Warning System and Related Take-Over Bid and

Insider Reporting Issues

This report is made pursuant to the provisions of National Instrument 62-103 in connection with certain conversions of convertible preferred shares, series one, (the “Preferred Shares”) of NXT Energy Solutions Inc. (“NXT” or the “Corporation”) into common shares (“Common Shares”) of NXT.

1.	The name and address of the offeror:

George Liszicasz (the “Offeror”)

383 Arbour Lake Way NW

Calgary, Alberta, Canada, T3G 4A2

2.	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Effective August 31, 2015, the Board of Directors of NXT elected to convert (prior to their maturity date of December 31, 2015) all 8,000,000 outstanding Preferred Shares, series 1, which were held by the Offeror into Common Shares of NXT on a one for one basis (the “Conversion”). Immediately following the Conversion, the Offeror had ownership and control of 15,196,490 Common Shares of NXT representing approximately 28.6% of NXT’s then issued and outstanding Common Shares.

3.	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

See #2 above.

4.	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:
(a)	the offeror, either alone or together with any joint actors, has ownership and control:

Following the Conversion, the Offeror currently has ownership and control over 15,196,490 Common Shares, representing approximately 28.6% of the issued and outstanding Common Shares of NXT.

(b)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

Not applicable.

(c)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.	The name of the market in which the transaction or occurrence that gave rise to the news release took place:

Not applicable.

6.	The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

See #8 below.

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7.	The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Board of Board of Directors of NXT has elected to accelerate the conversion (under the terms of the TTA, as defined below) of the outstanding 8,000,000 Preferred Shares in order to allow NXT to retain its rights to utilize a proprietary technology which was developed by the Offeror.

The Offeror intends to continue to hold for investment purposes the 8,000,000 common shares which have been received upon the Conversion.

8.	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

On December 31, 2006, the Offeror and NXT entered into a Technology Transfer Agreement (the “TTA”). Pursuant to the terms of the TTA, 10,000,000 Preferred Shares were issued to the Offeror covering NXT's use of the SFD® technology at the then agreed fair market value $5.7 million. 2,000,000 of the Preferred Shares became convertible into Common Shares upon their issuance in 2006 (and were formally converted into 2,000,000 Common Shares on May 22, 2013) and the remaining 8,000,000 Preferred Shares were non-voting and are convertible on or before December 31, 2015 at NXT's option, subject to earlier conversion by the Offeror under the TTA upon the reaching of defined cumulative revenue milestones.

Also, in January 2014, the Offeror personally granted (to a total of 17 persons, including NXT employees, directors, officers, advisors and others) “Rights” to acquire a total of 1 million of the common shares which are now being issued to him upon conversion of the 8 million Preferred Shares. Each of these Rights were subject to certain vesting provisions and will entitle the holder to acquire from the Offeror one common share of NXT at a fixed exercise price of $1.77 per share and will expire on December 31, 2015.

9.	The names of any joint actors in connection with the disclosure required by this Report:

Not applicable.

10.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value in Canadian dollars of the consideration paid by the offeror:

See #8 above.

11.	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

12.	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

Not applicable.

DATED the 1st day of September, 2015.

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